14045677

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 27 2014 Washington DC

SEC FILE NUMBER
8-66775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roseview Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street, Suite 610
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Witkin, Kenneth 617-951-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael LLP
(Name – *if individual, state last, first, middle name*)

52 Church Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/14/14

OATH OR AFFIRMATION

I, Witkin, Kenneth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roseview Securities LLC, as of December 31st, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer
Title

*See attached Acknowledgment/Jurat
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of Orange

SHANNON JANECEK
Commission # 2002242
Notary Public - California
Orange County
My Comm. Expires Jan 9, 2017

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 26th (Date) day of February (Month), 20 14 (Year), by

(1) Kenneth Witkin (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: N/A Number of Pages: 2

Signer(s) Other Than Named Above: ______

Report of

Roseview Securities LLC

December 31, 2013

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

TABLE OF CONTENTS

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Members
Roseview Securities LLC
Boston, Massachusetts

We have audited the accompanying financial statements of Roseview Securities LLC (a Massachusetts Limited Liability Company), which comprise the statement of financial condition as of December 31, 2013 and the related statements of income and changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Roseview Securities as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 9, 2014

ROSEVIEW SECURITIES LLC

Statement of Financial Condition
As of December 31, 2013

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	257,528
Accounts Receivable		60,865
Other Assets		1,088
Due from Related Party		2,461,728
TOTAL ASSETS	$	2,781,209

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued Expenses	$	9,540
Accounts Payable		12,000
Due to Related Party		176,088
TOTAL LIABILITIES		197,628
MEMBERS' EQUITY		2,583,581
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,781,209

The accompanying notes are an integral part of the financial statements.

ROSEVIEW SECURITIES LLC

Statement of Income and Changes in Members' Equity
For the Year Ended December 31, 2013

REVENUE:	
Income from Operations	$ 1,117,434
OPERATING EXPENSES:	
Expense Sharing	186,430
Professional Fees	128,232
Other Operating Expenses	839,968
TOTAL OPERATING EXPENSES	1,154,630
NET LOSS	(37,196)
MEMBERS' EQUITY, BEGINNING OF YEAR	4,109,178
Less - MEMBER DISTRIBUTIONS	1,488,401
MEMBERS' EQUITY, END OF YEAR	$ 2,583,581

The accompanying notes are an integral part of the financial statements.

ROSEVIEW SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2013

Cash Flows From Operating Activities:	
Net Loss	$ (37,196)
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
(Increase) Decrease In:	
Accounts Receivable	14,811
Due from Related Party	395,136
Other Assets	(708)
Increase (Decrease) In:	
Accounts Payable	12,000
Accrued Expenses	(9,050)
Due to Related Party	176,088
Total Adjustments	588,277
Net Cash Provided By Operating Activities	551,081
Cash Flows From Financing Activities:	
Distributions to Members	(1,488,401)
Net Decrease in Cash and Cash Equivalents	(937,320)
Cash and Cash Equivalents at Beginning of Year	1,194,848
Cash and Cash Equivalents at End of Year	$ 257,528

The accompanying notes are an integral part of the financial statements.

ROSEVIEW SECURITIES LLC

Notes to Financial Statements
December 31, 2013

Note 1 - ORGANIZATION:

Roseview Securities LLC (the Company) was established on February 18, 2005. The primary activity of the Company is to facilitate capital raising activities for private companies. It is a registered broker/dealer and, accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies. While it is based in Boston, Massachusetts, it has no geographical limits on its operations.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition - A principal source of operating revenues is success fees for performance of investment banking agency services, calculated as a percentage of capital raised by the Company's clients. The Company recognizes revenues when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities as of the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could vary from these estimates.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. All of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is required.

Income Taxes - The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxable to its members. In general, the Company's federal and state income tax returns remain subject to examination for three years.

Basis of Accounting - The Company uses the accrual method of accounting for financial reporting purposes.

Subsequent Events - Subsequent events are events or transactions that occur after the balance sheet date but that could affect the amounts or disclosures in the financial statements. Management has evaluated subsequent events through the date that the financial statements are available to be issued, which is the date noted at the bottom of the auditor's report.

Note 3 - CAPITAL STRUCTURE:

The Company is governed by the Third Amended and Restated Operating Agreement dated December 31, 2012. This agreement amends and restates the previous Operating Agreement dated July 1, 2010. The Company is 60% owned by Roseview Capital Partners, LLC (the Majority Owner), with four additional members holding interests of 10% each.

Note 4 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At December 31, 2013, the Company had net capital of $59,900 which was $46,725 in excess of its required net capital of $13,175. The Company's percentage of aggregate indebtedness to net capital was 329.93%.

Note 5 - RELATED PARTY TRANSACTIONS:

The Company had various transactions with a related party during the year ended December 31, 2013, including the payment of administrative expenses by a related party.

From time to time the Majority Owner deposits the Company's receipts and pays the Company's expenses. The Company and the Majority Owner have entered into a Management and Expense Sharing Agreement whereby the Company reimburses the Majority Owner for payroll based on the ratio of time spent working on the Company, and indirect overhead expenses based on the payroll allocation.

During 2013, the Majority Owner incurred $1,939,573 of expenses on behalf of the Company, and the Company paid $1,856,621 to the Majority Owner. At year-end, $176,088 was payable to the Majority Owner for payroll and overhead.

The Majority Owner transferred $488,272 of excess cash to the Company. The Majority Owner is holding $2,461,728 of excess cash to generate investment income as of December 31, 2013. The Company considers the imputation of interest income on the temporary loan to be immaterial. The Company plans to return the funds to an investment account in the Company's name in 2014.

Note 6 - CONCENTRATIONS:

The Company maintains bank account balances which at times exceed federally insured amounts.

100% of income from operations was generated from six customers during 2013.

ROSEVIEW SECURITIES LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commision
As of December 31, 2013

NET CAPITAL:		
Total Members' Equity Qualified for Net Capital		$ 2,583,581
Deductions and/or Charges:		
Non-allowable Assets:		
Accounts Receivable	$ 60,865	
Due from Related Party	2,461,728	
Other Assets	1,088	
Total Non-allowable Assets		(2,523,681)
Net Capital		$ 59,900
AGGREGATE INDEBTEDNESS:		
Accounts Payable	$ 12,000	
Accrued Expenses	9,540	
Due to Related Party	176,088	
Total Aggregate Indebtedness		$ 197,628
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required		$ 13,175
Minimum Dollar Net Capital Requirement		$ 5,000
Excess Net Capital		$ 46,725
Excess Net Capital at Greater of 10% of Liabilities or 120% of Net Capital Requirement		$ 40,137
Percentage of Aggregate Indebtedness to Net Capital		329.93%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited form X-17A-f Part II - A filing as of December 31, 2013.

See independent auditor's report.

ROSEVIEW SECURITIES LLC

Schedule II
Computation For Determination of the Reserve Requirements
and Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
December 31, 2013

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(i) and was in compliance with the condition of such exemption.

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report.

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of Roseview Securities LLC
75 Federal Street, Suite 610
Boston, MA 02110

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013 which were agreed to by Roseview Securities LLC ("Roseview"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Roseview's compliance with the applicable instructions of Form SIPC-7. Roseview's management is responsible for Roseview's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended December 31, 2013 as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 21, 2014

ROSEVIEW SECURITIES LLC

Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Beginning January 1, 2013 and Ending December 31, 2013

Total revenue	$	1,117,434
Additions:		
Various (list)		-
Total additions	$	-
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$	-
Revenues from commodity transactions		-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-
100% commissions and markups earned from transaction in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
Other		-
Total deductions	$	-
SIPC NET OPERATING REVENUES	$	1,117,434
GENERAL ASSESSMENT @ .0025 (MINIMUM $150)	$	2,794

ROSEVIEW SECURITIES LLC

Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Beginning January 1, 2013 and Ending December 31, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 2,793.59
Less Payments Made:		
Date Paid:	Amount	
7/15/2013	$ 1,728.93	(1,728.93)
Interest on late payment(s)		$ -
Total Assessment Balance		$ 1,064.66
PAID WITH THIS FORM		$ 1,064.66

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Members of
Roseview Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Roseview Securities LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Roseview Securities LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 12, 2014